Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

January 6, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 6, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Viscogliosi Brothers Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.0001 par value per share
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50
Units each consisting of one share of Common Stock and one-half of one redeemable warrant

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi